(LOGO)

Norwest Mortgage, Inc.
Home Campus
Des Moines, IA 50328
515/221- 7300

Management Assertion

As of, and for the year ended December 31, 1998, Norwest Mortgage Banking has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of, and for the same period, Norwest Mortgage Banking had in effect a fidelity bond along with an errors and omissions policy in the amounts of $100 million and $20 million, respectively.

Mark C. Oman
Chairman and Chief Executive Officer
January 19, 1999
Date

Robert K. Chapman
Executive Vice President and Chief Financial Officer
January 19, 1999
Date

Mike Heid
Executive Vice President Loan Servicing
January 19, 1999
Date